UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

Mining Office
1515 Red Top Rd.

P.O. Box 1280
Tombstone, AZ. 85638

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 X   Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No  X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

The Board of Directors of Tombstone Exploration Corporation (the “Registrant”) announced that on February 17, 2009, Mr. Simon Russell has been appointed by the Registrant’s board of directors as the Registrant’s Chief Operating Officer. Mr. Russell has accepted such appointment.

SIMON RUSSELL. Mr. Russell has extensive experience in mine development and exploration and has been in the mining industry since 2002 earning him a wealth of experience and knowledge. Most recently, Mr. Russell was a Consulting Engineer with Coast Mountain Geological Ltd., his principal duties included assisting in the evaluation of numerous exploration and mine development projects in the United States and Latin America for prospective acquisitions by junior mining company clients, including Colorado Goldfields Inc. Prior to this, Mr. Russell was a Project Engineer with Colorado Goldfields Inc. in Silverton, Colorado where he was engaged in the exploration of several past producing gold-silver vein mines in Colorado’s historic Silverton district and the evaluation of prospective acquisitions in the San Juan Mountains of Colorado, plus numerous properties in Mexico including a privately owned producing silver company with mines in Durango and Zacatecas states. In 2007 Mr. Russell gained extensive experience as a mine analyst, with such companies as Casey Research, International Speculator and Mine Development Associates both located in Reno, Nevada. As a Consulting Mine Analysts Mr. Russell evaluated junior exploration and mine development companies for a private investment newsletter, an investor alert service, and an investment fund. Mr. Russell also experience in conceptual underground mine design. During 2006 and 2005, Mr. Russell worked as a Project Engineer, Mine Engineer and Miner’s Helper for Thyssen Mining Contractors, Stillwater Mine located in Nye, MT, Bullion River Gold Corp, French Gulch Mine located in Redding, CA, Small Mine Development, Questa Mine located in Questa, NM, and Golden Phoenix Minerals, Ashdown Mine JV located in Denio, NV.

Mr. Russell attended the University of Arizona where he earned a BS Geological Engineering, graduated Magna Cum Laude, was awarded the Phelps Dodge Scholarship, and student miner at San Xavier Mine. Mr. Russell attended New Mexico Institute of Mining and Technology earning a Bachelor of General Studies as an environmental engineering student. Mr. Russell attended the Mackay School of Mines as a Part time graduate student taking advanced mining engineering courses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2009

TOMBSTONE EXPLORATION CORPORATION (Registrant)
By:	/s/ Alan Brown
	Name:	Alan Brown
	Title:	CEO

Form 6-K Exhibit Index

Exhibit No.

99.1

 News release dated February 18, 2009 referenced as: “Tombstone Exploration Announces the Appointment of Simon Russell as Chief Operating Officer”

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